[GRAPHIC OMITTED][GRAPHIC OMITTED]
One National Life Drive
Montpelier, VT 05604

                               September 26, 2006

VIA EDGAR
Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re: Annual Shareholders Report for the Period Ending November 30, 2005 Sentinel Group Funds, Inc.; File Nos. 2-10685 and 811-00214
         Sentinel Pennsylvania Tax-Free Trust; File Nos. 33-7664 and 811-4781

Dear Mr. Rupert:

We respond to oral comments of the Staff given on September 14, 2006 regarding Annual Shareholders Report of Sentinel Group Funds, Inc. ("Registrant") for the period ending November 30, 2005 ("Annual Report").

1. COMMENT: The management's discussion of fund performance in the Annual Report for the Balanced Fund includes little discussion of the equity component of the Fund's strategy during the period.

     RESPONSE: Registrant will continue to attempt to provide a balanced discussion of both components of the Fund's strategy in future reports.

2. COMMENT: The line graphs do not print from the website .pdf version of the Annual Report.

     RESPONSE: We printed page 11 of the report in our offices and the line graphs were presented on the page.

3. COMMENT: Explain the meaning of the phrase "that shown for the Average reflects expenses and management fees but no sales charge" below the line graphs.

     RESPONSE: We believe the disclosure was meant to indicate the average annual total returns at NAV shown in the accompanying box. We will correct the disclosure in future reports.

4.   COMMENT: List the primary, broad-based index first in the line graphs.

     RESPONSE:  Registrant will do so in future reports.

5. COMMENT: Confirm the Short Maturity Government Fund has adopted a policy consistent its name with respect to "short maturity".

     RESPONSE: The Fund has adopted a policy of normally investing at least 80% of its assets in securities with an average maturity of three years or less. The Fund's prospectus indicates the dollar-weighted average maturity of the Fund's portfolio will be less than three years. Registrant believes this is consistent with the guidance provided in SEC Release No. IC-24828 (January 17, 2001) and the response to Question 11 in the Staff's Frequently Asked Questions about Rule 35d-1.

6. COMMENT: The line graphs for Class A shares appear to begin at $10,000. Confirm these calculations take into account the appropriate front-end load.

     RESPONSE: The graphs in previous reports had assumed an initial investment of $10,000 and a subsequent deduction of the front-end load, as indicated by the plot points filed on EDGAR. Registrant intends to begin the line graphs in future reports at $10,000 less the initial load (e.g. $9,500 for the Class A shares of the Sentinel Balanced Fund).

Mr. Kevin Rupert
September 26, 2006
Page 2


7. COMMENT: Note how the average credit rating for the Tax-Free Income Fund is calculated when the average credit rating is shown.

     RESPONSE: The average credit rating is the weighted average credit rating of each security in the Fund's portfolio. Registrant will footnote this information in future reports.

8. COMMENT: Confirm the management fee schedule reductions reported in the Annual Report were contractual in nature.

     RESPONSE: Registrant confirms that the management fee schedule changes reported in the Annual Report have been memorialized in amendments to the Registrant's investment advisory agreements.

9. COMMENT: Confirm that procedures have been implemented to address the excessive short-term trading that was the subject of the NASD settlement noted in the Annual Report.

     RESPONSE: Registrant has implemented an excessive trading policy, which is described in its current prospectus. Effective October 16, 2006, that policy will be modified, including the addition of redemption fees on most Funds. The modified policy and a description of the redemption fees is described in a supplement dated September 1, 2006 to the Funds' current prospectus.

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this response to me at (802) 229-7410.



                                  Very truly yours,


                                  Kerry A. Jung
                                  Secretary